RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lamon & Stern, Inc. (the "Company") as of June 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

September 28, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Lamon & Stern, Inc.
Statement of Financial Condition
June 30, 2022

Assets

Cash	$	209,742
Accounts receivable		81,849
Prepaid Expenses		482
Furniture and equipment		
net of accumulated depreciation of $42,380		635
Other Receivables		8,969
Federal income taxes receivable		7,600
Deposit with clearing broker-dealer		25,000
Total assets	$	334,277

Liabilities and stockholder's equity

Liabilities		
Accrued commissions		8,335
Accrued compensation		15,580
Accounts payable and accrued expenses		25,142
Total liabilities		49,057
Stockholder's equity		
Common stock, $1 par value, 100,000 shares authorized,		
500 shares issued and outstanding		500
Additional paid-in capital		6,149
Retained earnings		278,571
Total stockholder's equity		285,220
Total liabilities and stockholder's equity	$	334,277

See accompanying notes.


Lamon & Stern, Inc.
Statement of Operations
June 30, 2022


Revenues		
Fees for account supervision	$	1,228,630
Referral fees		59,574
Commissions		6,777
Mutual fund fees		5,323
Interest		849
Total revenues		1,301,153
Expenses		
Commissions, compensation and benefits		998,845
Occupancy and equipment		27,870
Clearing fees		2,587
Technology and communications		8,112
Other expenses		272,536
Total expenses		1,309,950
Net loss from operations before taxes		(8,797)
Income tax benefits		-
Net loss	$	(8,797)


See accompanying notes.


Lamon & Stern, Inc.
Statement of Cash Flows
June 30, 2022

Cash flows from operating activities		
Net loss	$	(8,797)
Items which do not impact cash:		
Depreciation		270
Adjustments to reconcile net loss to net cash provided by operating activities:		
Change in:		
Accounts receivable		66,134
Other Receivables		(8,968)
State income tax receivable		1,302
Federal income taxes receivable		(7,600)
Accounts payable and accrued expenses		(1,788)
Accrued commissions		(4,672)
Accrued compensation		11,080
Income taxes payable		(9,771)
Net cash provided by operating activities	$	37,190
Cash flows from financing activities		
Dividends		(75,000)
Net cash used by financing activities		(75,000)
Net decrease in cash		(37,810)
Cash, beginning of year		247,552
Cash, end of year	$	209,742

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year for Interest	$	410
Cash Paid During the Year for Income Taxes	$	17,671

See accompanying notes

Lamon & Stern, Inc.
Statement of Changes in Stockholder's Equity
June 30, 2022

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2021	$ 500	$ 6,149	$ 362,368	$ 369,017
Net loss	-	-	(8,797)	$ (8,797)
Dividends			(75,000)	$ (75,000)
Balance, June 30, 2022	$ 500	$ 6,149	$ 278,571	$ 285,220

See accompanying notes.

1. General

The Company is incorporated under the laws of the State of Georgia. It operates as a broker of securities and is a member of FINRA (Financial Industry Regulatory Authority).

The Company clears all transactions with and for customers on a fully disclosed basis with a national clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer and, as such, is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements under Rule 15c3-3.

2. Summary of Significant Accounting Policies

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed FDIC insured limits.

Deposits with Clearing Agent

Deposits are held by a clearing agent as a condition of the Company's Fully Disclosed Clearing Agreement.

Furniture and Equipment

Furniture and equipment are carried at cost. Furniture and equipment are depreciated over five to seven years using straight-line and accelerated methods. Depreciation expense for the year ended June 30, 2022 amounted to $270.

Accounts Receivable

Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

2.Summary of Significant Accounting Policies (Continued)

Revenue From Contracts with Customers

Revenue from contracts with customers includes commission and concession income, referral fees, and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received periodically and are recognized as revenue in the period in which performance obligations are satisfied.

The Company earns referral fees pursuant to a compensation sharing agreement with another broker-dealer. Revenue from this agreement is based upon a percentage of revenues generated by customers referred to the contra party to the agreement by the Company. As the revenue to be received by the contra party is not known until execution of each transaction, the referral fee revenue of the Company is unable to be recognized until that time.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income, with deferred taxes being provided for net operating loss carry forwards and temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed fifteen to one. Net capital and the net capital ratio fluctuate on a daily basis. As of June 30, 2022, the ratio of aggregate indebtedness to net capital was .25 to 1 and net capital was $194,020, which exceeded the minimum net capital requirements by $144,020.

4. Employee Benefits

The Company has established the Lamon & Stern, Inc. 401(k) Profit Sharing Plan (the Plan) under Section 401(k) of the Internal Revenue Code. The Plan is a defined contribution savings plan covering substantially all employees of the Company. The Company may, at its discretion, make employer contributions. Discretionary employer contributions to the Plan were approximately $95,841 for the year ended June 30, 2022.

5. Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable or refundable plus effects of deferred taxes. Deferred tax assets and liabilities represent the future tax return consequences of those differences that will be either deductible or taxable when the assets and liabilities are recovered or settled. Deferred income tax effects for the year ended June 30, 2022 were insignificant.

The Company's federal income taxes receivable at June 30, 2022 arises from estimated federal income tax payments made by the Company.

6. Commitments and Contingencies

The Company leases office premises under a month to month agreement. Rent expense for the year ended June 30, 2022 was approximately $27,500.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2022.

7. Related Party Transactions

The Company earns referral fee revenue based upon a percentage of revenues generated by customers referred to another broker-dealer by the Company pursuant to a compensation sharing agreement. The Financial and Operations Principal of the Company serves as the Chief Financial Officer of the broker-dealer that is the contra party to the agreement. The Company recognized approximately $59,574 of referral fee revenue during the year ended June 30, 2022 pursuant to this agreement.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions did not exist.

8. Concentrations

During the year ended June 30, 2022, the Company had one customer that accounted for approximately 26% of total revenues and approximately 32% of accounts receivable at June 30, 2022 were due from one customer.

Supplementary Information

Lamon & Stern, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of The Securities and Exchange Commission Act of 1934
as of June 30, 2022

Net Capital:

Total stockholder's equity	$	285,220
Less non-allowable assets:		
Prepaid expense		(482)
Property and equipment		(635)
Other receivables		(8,969)
Federal income taxes receivable		(7,600)
Accounts receivable, net		(73,514)
		(91,200)
Net capital before haircuts		194,020
Less haircuts		-
Net capital		194,020
Less required net capital		50,000
Excess net capital		144,020
Aggregate indebtedness		49,057
Ratio of aggregate indebtedness to net capital		.25 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5, as amended, as of June 30, 2022.

There is no significant difference between net capital above and net capital as reported in Part II A of Form X-17a-5, as amended, as of June 30, 2022.

Lamon & Stern, Inc.

Schedule II

**Computation For Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of June 30, 2022**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Schedule III

**Information Relating to the Possession of Control
Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As Of June 30, 2022**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

LAMON & STERN, INC.

INVESTMENT AND FINANCIAL CONSULTANTS

1266 West Paces Ferry Rd., Suite 511
Atlanta, Georgia 30327
770-951-8411 Fax 770-951-1184

LAMON & STERN, INC.'S EXEMPTION REPORT

Lamon & Stern, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) and (ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2022 without exception.



Hollis M. Lamon, President
August 18 , 2022

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Lamon & Stern, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Lamon & Stern, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lamon & Stern, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions"); and, (2) Lamon & Stern, Inc. stated that Lamon & Stern, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Lamon & Stern, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lamon & Stern, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

September 28, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Lamon & Stern, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lamon & Stern, Inc. and the SIPC, solely to assist you and SIPC in evaluating Lamon & Stern, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Lamon & Stern, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Lamon & Stern, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Lamon & Stern, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

September 28, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC